Contact

www.linkedin.com/in/matthew-offers-085a2311 (LinkedIn)

Top Skills

Requirements Gathering
Requirements Analysis
Product Management

Languages

English (Native or Bilingual)
German (Elementary)

Matthew Offers
Creative Technologist Focused on the Future
Metro Jacksonville

Summary

My name is Matt Offers, and I like to build cool software

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Experience

Bee App
Co-Founder & VP of Product
November 2018 - Present (3 years 7 months)

Pavaso
Product Manager
June 2017 - October 2018 (1 year 5 months)
Plano, Texas

Optimal Blue
ScrumMaster/Business Analyst
September 2015 - June 2017 (1 year 10 months)
Plano, TX

Southwest Airlines
Business Process Analyst
February 2015 - September 2015 (8 months)
Dallas/Fort Worth Area

Seilevel, Inc
Product Manager
April 2011 - June 2014 (3 years 3 months)
Austin, Texas Area

Sam Houston State University
Student Software Worker
September 2010 - January 2011 (5 months)

Institute for the Study of Violent Groups
Student Research Assistant

April 2008 - September 2010 (2 years 6 months)

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Education

Sam Houston State University
B.A., Philosophy · (2006 - 2010)